Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

股份认购协议

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is dated as of July 21, 2022 by and among EZGO Technologies Ltd., a business company formed under the laws of the British Virgin Islands (“BVI”) and whose ordinary shares are listed on the Nasdaq Capital Market under the symbol “EZGO,” (the “Company”) and the purchasers who appear on the signature pages of this Agreement (each, a “Purchaser” and collectively the “Purchasers”).

本股份认购协议（“本协议”）于2022年 7月21日，由易电行科技有限公司，一家注册地为英属维京群岛的纳斯达克上市公司，交易代码EZGO（“公司方”）与在本协议签字页上签字的下列认购者签订（上述人士或法人以下各称为“认购者”，合称“认购方”）。

Recitals 引述

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser desires, severally and not jointly, to purchase from the Company certain securities of the Company, as more fully described in this Agreement.

鉴于，根据本协议中的条款与条件，公司方有意向各认购者发行并出售公司方的特定股份，各认购者有意分别地而非连带地向公司方认购特定股份，认购细节由本协议做如下约定。

WHEREAS, the offer and sale of the Shares (as defined below) by the Company (the “Offering”) as set forth herein is being made in reliance upon the provisions of Regulation S (“Regulation S”) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

鉴于，本公司根据证券交易委员会（“SEC”）根据经修订的1933年《证券法》（“证券法”）颁布的S条例（“S条例”）的规定，发行和出售本协议规定的股份（定义见下文）（“发行”）。

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchasers agree as follows:

据此，以本协议中约定的双方承诺互为对价，以双方确认已获得并确认充分的善意及有效对价为基础，公司方及认购方约定如下：

Agreement 协议

SECTION 1. Purchase and Sale.

第1条 认购与出售

1.1. Sale of Shares. Subject to the terms and conditions set forth in this Agreement, the Company agrees to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from the Company in the aggregate ten million (10,000,000) ordinary shares, par value US$0.001 per share of the Company (the “Shares”) at US$0.8 per share for eight million dollars (US$8,000,000) or its RMB equivalent fifty-four million and ninety-six thousand yuan. (RMB ¥54,096,000), with each Purchaser to purchase such number of Shares for such purchase price as indicated on the signature pages of this Agreement (“Purchase Price”).

1.1标的股份的出售。根据本协议条款与条件的规定，公司方同意向认购方以0.8美元每股的价格 转让、让与、让渡并交付共壹仟万股（10,000,000）股面值为0.001美元的公司方普通股（下称“标的股份”），单价零点捌（0.8）美元每股，总价款为捌佰万美元（8,000,000美元）或其等值人民币伍仟肆佰零玖万陆仟元（¥ 54,096,000），认购方也同意以上述价格向公司方认购上述标的股份，各认购者应以本协议签字页中载明价格（下称“购股价款”）认购签字页中载明的相应股数。

1.2. Closing. The closing of the Offering (the “Closing”) shall take place at the offices of ELLENOFF GROSSMAN & SCHOLE LLP, the Company’s legal counsel, at 1345 Avenue of the Americas, New York, NY 10105, or such other place as determined by the Company (including remotely via delivery of electronic documents), on or within five (5) business days after the date when all closing conditions are satisfied or waived (the “Closing Date”).

1.2交割。 交割的所有条件被满足或豁免的前提下，证券的买卖在所有条件都已满足或已取得豁免 的当日时或5个交易日内(“交割日”)在公司的律师代表ELLENOFF GROSSMAN & SCHOLE LLP位于纽约州纽约市美洲大道1345号，邮编10105，的办公室或公司确定的其他地点（包括通过电子文件远程交付）进行交割，或于当事方可能约定的其他地点或时间完成。（下称“交割”）

1.3. Delivery of the Shares and Purchase Price. Subject to the terms and conditions of this Agreement, at the Closing the Company shall deliver or cause to be delivered to each Purchaser (i) a share certificate or book entry statement for such number of Shares purchased by such Purchaser, and (ii) any other documents required to be delivered pursuant to this Agreement. Upon the execution of this Agreement, each Purchaser shall deposit the Renminbi equivalent of the Purchase Price payable by such Purchaser (using exchange rate equal to the central parity rate, i.e. the reference rate set by the People’s bank of China, as of the date of the signing of this Agreement) into the bank account controlled by the Company’s China subsidiary, Changzhou EZGO enterprise management Co., Ltd, account number 32050162673600001923.

1.3. 标的股份与购股价款的交付。根据本协议的规定，在交割时公司应向购买人送达或使他人向购买人送达 (i) 反映购买人所购买数量的股票证或电子股票记账凭证，以及(ii)其他任何根据本条款应送达的文件。在本协议生效时，各认购者应向公司方中国子公司常州易电行企业管理有限公司控制的银行账户中存入等值于其购股价款的人民币(汇率为本协议签订日的汇率中间价，即当日中国人民银行的参考汇率)，该银行账户信息为：

账户名称：常州易电行企业管理有限公司；

收款银行：建设银行常州武进支行；

账 号： 3205 0162 6736 0000 1923。

1.4．Resale The resale, if any, of the Shares purchased by a Purchaser will be initiated by such Purchaser. The Company hereby agrees that it shall use its commercial reasonable efforts, at its own cost, take all reasonable measures to aid any resale of the Shares purchased by a Purchaser six(6) months after the Closing, under Rule 144 promulgated under the Securities Act (“Rule 144”). The Company shall be responsible for all costs and expenses incurred in connection with its performance of this Section 1.4, including but not limited to, reasonable attorneys’ fees and other expenses incurred by the Purchaser. Among other things, the Company shall continue to be subject to and satisfy the reporting requirements of Section 13 and/or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), and ensure that it is in compliance with the reporting, submission or posting requirements as set forth in paragraph (c)(1) of Rule 144, until all Shares are sold by the Purchaser. Notwithstanding the foregoing, the obligations of the Company under this Section 1.4, with respect to a Purchaser, is subject to such Purchaser’s compliance with all requirements necessary for compliance with Rule 144.

1.4 转售。所购标的股份的转售，若存在，将由认购人发起。公司同意采取在其法律能力范围内的一切行动协助认购者在交割后6个月后根据144规则对所购标的股份的转售，并由公司承担所涉及的费用。公司负责承担与其履行本1.4条所规定义务相关的所有费用和支出，包括但不限于认购者可能产生的合理律师费及其他费用。其中，公司须继续受制于并遵守1934证券交易法（“《交易法》”）第13和/或第15(d)条的报告要求，并确保其满足了144规则(c)(1)中的报告、提交和公告要求，直至认购者转售出所有标的股份。尽管有上述规定，本公司在本第1.4条下对买方的义务取决于该买方是否遵守了遵守144规则所需的所有要求。

SECTION 2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

第2条 公司方的陈述与保证 公司方向认购方作出如下陈述与保证：

2.1.   Authority; Valid Issuance of Shares; No Liens or Encumbrances. The Company has the full right, power and authority to enter into this Agreement and to issue and convey to the Purchasers at the Closing the Shares to be issued by the Company hereunder and, upon consummation of the transactions contemplated hereby, each Purchaser will acquire from the Company good, valid and marketable title to such Shares, free and clear of all covenants, conditions, restrictions, voting trust arrangements, shareholder agreements, liens, pledges, charges, security interests, encumbrances, options and adverse claims or rights whatsoever, other than restrictions on transferability or issuance of the Shares under applicable securities laws.

2.1权力；股份的有效发行；无留置权或产权负担。公司方具有完全的行为能力、权利能力以及权限，有权签订本协议并在交割时向认购者转让本合同项下约定应由公司方转让的股份，且在本协议拟议的交易完成之时，各认购者应从公司方处取得上述标的股份合法有效且可转售的权证，该所有权不得受任何协议、条件条款、限制条款、表决权信托安排、股东协议、留置、质押、抵押、担保物权、产权负担、期权或对抗请求权的限制，相关证券法规对该标的股份的可转让性有限制的除外。

2.2. Authorization; Enforcement. This Agreement has been duly authorized, executed and delivered on behalf of the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses. The execution, delivery and performance of this Agreement, the delivery of the Shares to be issued by the Company, and compliance with the provisions hereof by the Company, do not and will not, with or without the passage of time or the giving of notice or both, (a) assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 3, violate any provision of law, statute, ordinance, rule or regulation or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body, or (b) the Company’s knowledge, result in any breach of any of the terms, conditions or provisions of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under, any note, indenture, mortgage or lease, or any other material contract or other instrument, document or agreement, to which the Company is a party or by which it or any of its property is bound or affected.

2.2批准；执行 本协议经公司方正式授权、签署并交付，构成对公司方有效且有约束力的义务，可根据其条款强制执行，但其可强制执行性可能受以下事项影响：破产、资不抵债、欺诈性转让、延期偿付或其他对债权人权利有影响或与其有关的类似法律；以及衡平法原则，包括限制特定履行的原则、禁止令救济、其他衡平法救济以及可进行衡平法上抗辩的原则。本协议的签署、交付及履行，应由公司方转让的标的股份的交付，以及公司方对本协议条款的遵守，无论何时，也无论是否发出通知，现在并未来也不会(a) 违反法律、成文法、法令、规则、法规或任何法院、行政机关或其他政府机关作出的任何裁决、令状、禁止令、命令、判决或衡平法判决，前提是认购方在本协议第3条中作出的陈述与保证准确无误，或(b) 在公司知情的情况下，导致公司方违反其作为合同一方或对公司方或其任何财产有约束力或有影响的任何票据、双联契约、抵押合同、租赁合同或其他重大合同或其他文书、文件或协议的任何条款、条件或构成违约（或导致对方享有任何终止权、取消权和加速权），或导致在上述法律文件项下的任何公司方财产或资产之上设立任何留置、担保物权、抵押或产权负担。

2.3. Exchange Act Reporting. The Company is subject to the reporting requirements of Section 13 and/or 15(d) of the Exchange Act and has satisfied all its reporting requirements under the applicable section(s) of the Exchange Act.

2.3交易法披露。公司受制于《交易法》第13和/或第15(d)条的报告要求，并已满足了《交易法》所有适用条款的报告要求。

2.4. The Company is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by the Company or the transfer and conveyance of the Shares to be transferred by the Company to the Purchasers pursuant to the terms hereof.

2.4未有任何公司方为其一方或受其约束的合同或由任何法院或其他政府机关作出的判决、命令、令状、禁止令、禁令或法令会阻碍公司方对本协议的签署或交付，或阻碍公司方根据本协议约定向认购方转让标的股份。

2.5.  Filings, Consents and Approvals. All consents, approvals or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by the Company of this Agreement or the transactions contemplated hereby have been obtained by the Company and will be in full force and effect.

2.5 备案、同意和批准。公司方签署、交付以及履行本协议或本协议所拟议交易所需的一切应由政府机关或其他人士作出的同意、批准或应向政府机关或其他人士申请的注册、登记或声明已由公司方取得，并将持续合法有效。

2.6. No Public announcements or Solicitations. Neither the Company, any of its affiliates nor any person acting on its behalf has (i) made a public announcement, advertisement in any publication, or other communication relating to any sale, offer for sale or solicitation of offers to purchase or inviting indications of interest in the purchase of the Shares or any other ordinary shares of the Company, (ii) engaged in any road show, other meeting, seminars or similar events relating to the Company or its ordinary shares or (iii) otherwise undertaken any activity that would create interest in a purchase of the Shares or other ordinary shares of the Company.

2.6 无公告或招揽。公司方、其任何关联方或任何其代表都未(i) 就标的股份或任何其他公司方的普通股的出售、出售要约或要约邀请或征求购股意向发出任何公开声明、在任何公开刊物上发布广告或发布任何其他通讯，(ii) 参与任何路演、其他会议、研讨会或有关公司方或其普通股的类似活动，或(iii) 另行进行任何可能引起购买标的股份或公司方其他普通股意向的行为。

2.7. No Presence in the United States. At no time at which any Purchaser or, if the Purchaser is an entity, the person or persons making the investment decision to acquire any of the Shares (collectively, the “Authorized Representatives”), discussed the purchase of any ordinary shares of the Company with the Company or received information relating to any offer, resale or purchase of the Shares was or were the Purchaser or Purchaser’s Authorized Representatives, as the case may be, present in the United States.

2.7 不在美国境内。任何认购者，或当认购者为法人时，作出认购股份的投资决定的人士或群体（合称为“授权代表”）与公司方商讨认购公司方任何普通股事宜，或收悉有关标的股份的任何要约、转售或认购的信息时，上述认购者或认购者的授权代表（视不同情况而定）均不在美国境内。

2.8.  No Brokers. No broker or finder has acted for the Company in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Company.

2.8 无经纪人。未有任何经纪人或中间人就本合同或本合同拟议的交易以公司方名义进行活动，也未有任何经纪人或中间人有权就上述交易或根据与公司方签订的或以公司方名义签订的协议、安排或非正式协议收取任何经纪人佣金、中间人佣金或其他佣金。

2.9.  No U.S. Directed Selling Efforts. No form of “directed selling efforts” (as defined in Rule 902 of Regulation S), general solicitation or general advertising in violation of the Securities Act has been or will be used, nor will any offers by means of any directed selling efforts in the United States or to any U.S. person (as defined in Rule 902 of Regulation S) (each a “U.S. Person”) be made by Company, any distributor (as defined in Rule 902 of Regulation S) or any of their respective affiliates or representatives in connection with the offer and sale of any of the Shares.

2.9 无面向美国的定向出售行为。公司未做出，也不会做出任何形式的“定向出售行为”（“定向出售行为”一词见《证券法》S规则第902条之定义）、违反《证券法》的一般性要约邀请或一般性广告行为；公司、任何经销商（“经销商”一词见《证券法》S规则第902条之定义），或任何其与标的股份要约出售有关的附属公司或代表亦不会做出任何以在美国境内或针对美国人士（“美国人士”一词见《证券法》S规则第902条之定义）的定向出售行为的形式的要约。

2.10.  Subject to an applicable Purchaser’s compliance with all requirements of Rule 144, the Company can and has the capacity to legally cause all of the Shares to be eligible for resale by the Purchaser commencing six (6) months after the Closing, under all applicable laws, regulations and contractual provisions, including but not limited to the Securities Act.

2.10 在适用买方遵守144规则所有要求的前提下，公司能够且有法律能力合法地使所有标的股份在交割后6个月到期后，在所有适用法律、法规和合同条款下，符合被认购者转售的条件，包括但不限于《证券法》。

SECTION 3. Representations and Warranties of the Purchaser. Each Purchaser herby, for himself and for no other Purchaser, represents and warrants to the Company that:

第3条 认购者的陈述与保证 各认购者仅以自身名义而非为其他认购者向公司方作出以下陈述与保证：

3.1.  Such Purchaser understands that the Shares have not been registered under the Securities Act. Such Purchaser will not sell or otherwise dispose of the Shares in the United States without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom. Additionally, such Purchaser will not sell or otherwise dispose of the Shares without complying with all applicable laws and regulations of the People’s Republic of China (the “PRC”), the BVI and any other applicable laws or regulations applicable to the sale of such Shares.

3.1上述认购者知悉标的股份未根据《证券法》进行登记。上述认购者不得在未根据《证券法》进 行登记前出售或另行转让股份，也不得根据应适用的州证券法、“蓝天法”或根据相应豁免出售或另行转让股份。此外，在不遵守中华人民共和国（“PRC”）、英属维尔京群岛的所有适用法律法规以及适用于出售该等股份的任何其他适用法律法规的情况下，该等买方不得出售或以其他方式处置该等股份。

3.2 Regulation S Representation.

3.2 有关S规则的声明

a)  Such Purchaser is not a U.S. Person and he she or it understands that no action has been or will be taken in any jurisdiction by the Company that would permit a public offering of the securities in any country or jurisdiction where action for that purpose is required. Such Purchaser is not acquiring the Shares for the account or benefit of any U.S. Person except in accordance with exemption from registration requirements of the Securities Act or in a transaction not subject thereto. If such Purchaser is a natural person, such Purchaser is a permanent resident of the PRC and has been so at all times and has not maintained a residence in the United States for any purpose. If such Purchaser is an entity, it is incorporated, organized or formed under the laws of the PRC or a province of the PRC and has been so since its original incorporation, organization or formation, and it is not and has not acted by or through any agency or branch located in the United States.

上述认购者并非“美国人士”（“美国人士”一词具有《证券法》S规则第902条中所述含义），且上述认购者知悉公司方未在任何法域内采取任何可能使证券在任何国家或法域内获得公开发行的行动，而该行动为在上述国家或法域公开发行证券所需。上述认购者非为任何美国人士的账户或为其利益认购股份，豁免《证券法》中规定的登记要求的认购或非受上述法律管辖的交易除外。若上述认购者为自然人，其应自始即为中华人民共和国（“中国”）的永久居民，且未因任何原因曾在美国居住。若上述认购者为法人，其应在中国法或中国省级法规下设立、组织或成立，且自其最初设立、组织或成立之时起始终如此，并不曾经由位于美国的代理或分支机构进行活动。

b) Such Purchaser is not acquiring the Shares with a view to any distribution thereof that would violate the Securities Act or the securities laws of any state of the United States or any other applicable jurisdiction.

上述认购者认购标的股份，非为进行任何会违反《证券法》、美国各州或其他法域可适用的证券法律的对标的股份的分销。

c) Such Purchaser (A) agrees that it will not offer, sell or otherwise transfer any of the Shares nor, unless in compliance with the Securities Act, engage in hedging transactions involving such securities, on or prior to (x) the date one (1) year after the later of the date of the Closing and the date of original issuance (or of any predecessor of any security proposed to be transferred by Purchaser) and (y) such later date, if any, as may be required by applicable law, except (a) to the Company, (b) pursuant to a registration statement that has been declared effective under the Securities Act, (c) for so long as any security is eligible for resale pursuant to Rule 144A under the Securities Act, to a person it reasonable believes is a “qualified institutional buyer” as defined in Rule 144A that purchases for its own account or for the account of another qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A, (d) pursuant to offers and sales to persons who are not “U.S. Persons”, (e) pursuant to Rule 144, or (f) pursuant to any other available exemption from the registration requirements of the Securities Act, and (B) agrees that it will give to each person to whom such security is transferred a notice substantially to the effect of this paragraph.

认购者 (A) 同意在以下日期 (x) 自交割之日与初始发行之日（或认购者意图转让的任何证券的发行之日）中后者发生起一周年，以及(y) 适用法律可能另行规定的上述后者日期之前，不得向他人发出要约、出售或另行转让任何标的股份，除根据《证券法》规定，也不得参与有关上述证券的对冲交易，但以下情况例外：(a) 转让给公司方，(b) 根据《证券法》下有效的登记声明转让，(c) 证券可根据《证券法》144A规则合法转售给第144A条规则中定义的“合格机构买方”，该合格机构买方系为自身或另一知悉该交易系根据第144A条规则进行的合格机构买方认购，(d) 根据向非“美国人士”发出要约或出售的规则，（e）根据144规则，或(f) 根据任何其他可豁免《证券法》登记要求的情况，以及(B) 同意向上述证券受让方发出与本款实质上具有同样效果的通知。

d) Such Purchaser acknowledges that the Shares are “restricted securities” as defined in Rule 144 and subject to resale restrictions during the period set forth in Rule 144.

认购者知悉标的股份为144规定定义的“限制性证券”，且需遵守第144条中规定的转售限制期。

e) The Shares to be acquired by such Purchaser will be acquired for investment for Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person, directly or indirectly, to sell, transfer, distribute or grant participations to such person or to any third person, with respect to any of the Shares.

认购者仅为其自身投资目的认购标的股份，而非代持或代理，也非为转售或分配股份的任何部分。认购者目前并无出售、分配标的股份或向他人授予参与权的意图。上述认购者目前并未与他人签订向其或任何第三方就标的股份任何部分的出售、转让、分配或授予参与权的任何协议、承诺书、合同或协约。

3.3 Intent. Such Purchaser is purchasing the Shares solely for investment purposes, for such Purchaser’s own account and not for the account or benefit of any U.S. Person or any other person or entity (whether located in the PRC or elsewhere), and not with a view towards the distribution or dissemination thereof. Such Purchaser has no present arrangement to sell or otherwise transfer or dispose of such Purchaser’s Shares to or through any person or entity. Such Purchaser understands that the Shares must be held indefinitely unless the Shares are resold in accordance with the provisions of Regulation S, are subsequently registered under the Securities Act or an exemption from registration is available, and such Purchaser has no need for liquidity.

3.3意图。该等购买者仅为投资目的购买股份，为该等购买者自己的账户，而非为任何美国人士或任何其他人士或实体（无论是否位于中国或其他地方）的账户或利益购买股份，且并非为了分销或传播股份。该购买者目前没有向任何个人或实体出售或以其他方式转让或处置该购买者的股份的安排。该购买者理解，除非股份根据S条例的规定转售，随后根据《证券法》注册，或可获得注册豁免，否则该股份必须无限期持有，且该购买者不需要流动性。

3.4. No Governmental Review. Such Purchaser acknowledges and understands that no United States federal or state agency has (i) passed upon the Shares, (ii) made any finding or determination as to the fairness of the terms of its investment or (iii) guaranteed or insured any investment in the Purchaser’s Shares or any investment made by the Company.

3.4上述认购者确知并知悉任何美国联邦或州政府机关均未就股份(i)进行鉴定，(ii)也未就对标的股份进行投资的条款的公正性做出任何判定或裁决，(iii)买方股份的任何投资或公司的任何投资提供担保或投保。

3.5 No General Solicitation. The Shares are not being transferred to such Purchaser by any form of general solicitation or advertising.

3.5 无一般招标。标的股份非经由任何一般招标或公告的形式向上述认购者转让。

3.6 Organization; Authority; Enforceability. Such Purchaser, if an entity, is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, partnership or other power and authority to enter into and to consummate the transactions contemplated by the applicable documents (the “Transaction Documents”) and otherwise to carry out its obligations thereunder. Such Purchaser has all requisite power and authority to carry out the transactions contemplated hereby, and the execution, delivery and performance by such Purchaser of this Agreement has been duly authorized by all requisite personal, corporate or limited partnership action. This Agreement has been duly executed and delivered on behalf of such Purchaser and constitutes the valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.6 组织；权力；可执行性。上述认购者，若为法人，依其组织地所在法域的法律合法设立、有效且良好存续，具有进行并完成相关文件（下称为“交易文件”）所拟议交易，以及另行履行其在上述文件项下义务所需的公司、合伙或其他组织的权利与授权。上述认购者具有一切必要的权利与授权以进行本协议所拟议的交易，且上述认购者签署、交付并履行本协议已完成一切必要的个人行为、公司行为以及有限合伙行为。本协议以上述认购者名义正式签署并交付，构成上述认购者有效且有拘束力的义务，可根据其条款强制执行，其强制执行力可能受限于破产、资不抵债、欺诈性转让、重组、延期偿付、其他有关或限制债权人权利的类似法规或衡平法原则（包括限制特定履行、禁制令救济以及其他衡平法上救济以及可构成衡平法上抗辩的原则）的除外。

 3.7. Regulation S Exemption. Each Purchaser understands that the Shares are being offered and sold to him, her or it in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of such Purchaser to acquire the Shares. In this regard, such Purchaser represents, warrants and agrees that:

条例S豁免。每位购买者了解，根据《证券法》颁布的S条例，向其发售和出售股份的依据是豁免美国联邦和州证券法的注册要求，并且公司依赖于陈述、保证、协议的真实性和准确性，为确定此类豁免的适用性以及此类买方购买股份的合适性，本协议规定的此类买方的承认和理解。就此而言，该买方声明、保证并同意：

(i) Such Purchaser is not a U.S. Person and is not an Affiliate of the Company and is not acquiring the Shares for the account or benefit of a U.S. Person.

（i） 该购买者不是美国，也不是公司的附属公司，也不是为了美国的账户或利益而收购股份。

(ii) At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the Purchaser was outside of the United States.

（ii）在与本协议相关的联系开始时以及本协议的签署和交付日期，买方不在美国。

(iii) The Purchaser is not acquiring the Shares as a result of, and will not himself engage in, any “directed selling efforts” (as defined in Rule 902(c) of the SEC under the Securities Act) in the United States in respect of the Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Shares; provided, however, that the Purchaser may sell or otherwise dispose of the Shares under an exemption from the registration requirements of the Securities Act. “Directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares being offered in reliance on this Regulation S. Such activity includes placing an advertisement in a publication “with a general circulation in the United States” that refers to the offering of securities being made in reliance upon this Regulation S.

（iii）购买人没有因任何“定向出售行为”（根据《证券法》美国证券交易委员会第902（c）条的定义）而在美国收购股份，并且自己也不会参与与股份相关的任何“定向出售行为”，该等“定向出售行为”将包括为以下目的而进行的任何活动，或合理预期会产生以下影响的任何活动，在美国市场转售股份；但前提是，买方可根据《证券法》登记要求的豁免出售或以其他方式处置股份。“定向出售努力”是指为了或合理预期会产生影响的任何活动，在美国市场的情况下，使其符合根据本条例发行的任何股份。此类活动包括在“在美国广泛发行”的出版物上刊登广告，该出版指的是根据本条例发行证券。

(iv)  The Purchaser will not, during the period commencing on the date of issuance of the Purchaser’s Shares and ending on the six-month anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Purchaser’s Shares in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

（iv）在自买方股份发行之日起至该日期的六个月止的期间，或s条例或其他适用证券法允许的较短期间（“限制期”）内，买方不得在美国发售、出售、质押或以其他方式转让买方股份，或为美国的账户或利益，或以不符合S条例的方式。

(v) The Purchaser will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Purchaser’s Shares only pursuant to registration under the Securities Act or an available exemption therefrom and in accordance with all applicable state and foreign securities laws.

（v） 在限制期到期后，买方将仅根据《证券法》下的登记或可用豁免，并根据所有适用的州和外国证券法，要约、出售、质押或以其他方式转让买方的股份。

(vi) The Purchaser was not in the United States engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Purchaser’s Shares, including without limitation, any put, call or other option transaction, option writing or equity swap.

（vi）买方未在美国从事且在限制期到期之前不会从事任何卖空或与买方股份有关的任何对冲交易，包括但不限于任何看跌、看涨或其他期权交易、期权书写或股权互换。

(vii) Neither the Purchaser nor any person acting on his, her or its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Purchaser’s Shares and the Purchaser and any person acting on his, her or its behalf has complied and will comply with the “offering restrictions” requirements of Regulation S.

（vii）买方或代表买方或其行事的任何人均未参与或将参与任何针对买方股份的美国的定向销售活动，且买方和代表买方或其行事的任何人已遵守并将遵守S条例的“发行限制”要求。

(viii) The transactions contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

（viii）本协议预期的交易未与位于美国的买方或美国预先安排，也不是逃避《证券法》注册要求的计划或方案的一部分。

(ix) Neither the Purchaser nor any person acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Purchaser’s Shares. The Purchaser agrees not to cause any advertisement of the Purchaser’s Shares to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Purchaser’s Shares, except such advertisements that include the statements required by Regulation S, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws.

（ix）买方或代表其行事的任何人均未为限制美国、其领土或财产的任何买方股份的市场而进行或进行任何活动，或合理预期会产生影响的活动。买方同意不在任何报纸或期刊上发布或在任何公共场所张贴任何买方股份的广告，也不发布任何与买方股份有关的通知，但包括s条例要求的声明的广告除外，且仅在海外，而不在美国或其领土内，并且仅符合任何当地适用的证券法。

(x)  The Purchaser has carefully reviewed and completed the investor questionnaire annexed hereto as Exhibit A.

（x） 买方已仔细审查并填写了作为附件A随附的投资者问卷。

3.8. Economic Considerations. Such Purchaser is not relying on the Company, or its affiliates or agents with respect to economic considerations involved in this investment. Such Purchaser has relied solely on his, her or its own advisors.

3.8 经济考虑。就本投资所涉及的经济考虑而言，该买方不依赖本公司或其附属公司或代理人。该买方完全依赖其顾问。

3.9.  Compliance with Laws. Any resale of the Shares during the “distribution compliance period” as defined in Rule 902(f) to Regulation S shall only be made in compliance with exemptions from registration afforded by Regulation S. Further, any such sale of the Shares in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. Such Purchaser will not offer to sell or sell the Shares in any jurisdiction unless such Purchaser obtains all required consents, if any. Such Purchaser acknowledges that such Purchaser is familiar with Rule 144 and has been advised that Rule 144 permits resales only under certain circumstances. Such Purchaser understands that to the extent that Rule 144 is not available, such Purchaser will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

3.9. 遵守法律。在《S条例》第902（f）条规定的“分销合规期”内，股份的任何转售仅应符合《S条例》规定的登记豁免。此外，在美国以外的任何司法管辖区内出售股份均应符合该司法管辖区的证券法。除非该购买者获得所有必要的同意（如有），否则该购买者不会在任何司法管辖区内出售或出售股份。该买方承认，该买方熟悉规则144，并被告知规则144仅允许在某些情况下转售。该买方理解，如果第144条规则不适用，则该买方在未根据《证券法》进行登记或存在另一项豁免登记要求的情况下，将无法出售任何股份。

3.10. No Obligation to Register Shares. Such Purchaser understands that the Company is under no obligation to register the Shares under the Securities Act, or to assist Purchaser in complying with the Securities Act or the securities laws of any state of the United States or of any foreign jurisdiction other than as expressly provided herein.

3.10 无股份登记义务。该购买者理解，除本协议明确规定外，本公司没有义务根据《证券法》登记股份，或协助购买者遵守《证券法》或美国任何州或任何外国司法管辖区的证券法。

3.11.  Opportunity to Conduct Due Diligence. Such Purchaser was granted the opportunity to conduct due diligence prior to entering into the transactions contemplated by this Agreement.

3.11. 进行尽职调查的机会。上述认购者在参与本协议拟议的交易之前有机会进行尽职调查。

3.12. Independent Investigation. Such Purchaser has independently evaluated the merits of its decision to purchase the Shares pursuant to the Transaction Documents, and such Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. Such Purchaser has not relied on the business or legal advice of the Company or any of its agents, counsel or affiliates in making its investment decision hereunder, and confirms that none of such persons has made any representations or warranties to such purchaser in connection with the transactions contemplated by the Transaction Documents.

3.12 独立调查。上述认购者系经独立评价后决定根据交易文件认购标的股份，且上述认购者确认其并未依据任何其他认购者的商业和/或法律顾问的建议作出上述决策。上述认购者并非依据公司方或任何其代理、顾问或关联方的商业或法律建议作出上述投资决策，且确认上述人士均未就交易文件拟议的交易向上述认购者作出任何声明或保证。

3.13. Opportunity and Access to Information. Such Purchaser acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of y concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and the subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

3.13. 获得信息的机会和途径。上述认购者确知其有权(i) 向公司方代表就出售标的股份要约的条款与条件，以及投资标的股份的优势与风险提出问题并获得解答，(ii) 获得有关公司方本身及其子公司本身，以及有关其各自财务状况、经营业绩、业务、资产、管理和前景的信息以充分对其投资进行估值，以及(iii) 若该信息系认购者为就投资作出知情投资决策所需，获取公司方已有或可合理取得的额外信息。

3.14.  Investment Experience. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the securities (and each part thereof) and, at the present time, is able to afford a complete loss of such investment.

3.14.  投资经验。上述认购者与其代表均具有对预期证券投资的优势与风险进行估值的商业及金融事务的有关知识、经验和实践，且据此对上述投资的优势与风险进行了估值。上述认购者有能力承担证券投资（及其任何部分）的经济风险，且在现阶段可承担完全损失上述投资。

3.15.  No Material Non-Public Information. Such Purchaser covenants and agrees that neither he, she or it nor any person acting on its behalf has received any information from the Company that constitutes material non-public information, unless prior thereto such Purchaser has executed a written agreement regarding the confidentiality and the use of such information. Such Purchaser understands and confirms that the Company shall be relying on the foregoing representations in effecting transactions in securities of the Company.

3.15.  无重大非公开信息。上述认购者保证并同意，其自身或任何代表其的人士从未从公司方处收到任何构成重大非公开信息的信息，除非上述认购者提前就该类信息签订有关其保密性及使用方式的书面协议。上述认购者知悉并确认公司方可在进行公司方证券的交易中信赖前述声明。若上述认购者或任何代表其的人士违反前述保证，公司方应就上述重大非公开信息作出公开披露。

3.16. Stop Transfer; Legend. Such Purchaser understands that the Company will issue, and such Purchaser consents to the issuing of, stop transfer instructions to the Company’s transfer agent with respect to the Shares to assure compliance with the Securities Act. Such Purchaser consents to the placement of the following legend, in substantially the form below, on each certificate representing the Shares:

3.16.  停止转让；限售。上述认购者知悉公司方可能就标的股份向公司方的转让代理人发出停止转让指令以保证符合《证券法》规定，且上述认购方同意发出上述指令。上述认购方同意在各代表标的股份所有权的股票证书大体上以如下形式标注以下说明：

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF EZGO TECHNOLOGIES LTD (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C), (D) OR (E), THE HOLDER HAS DELIVERED TO THE COMPANY AND THE REGISTRAR AND TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY AND THE REGISTRAR AND TRANSFER AGENT TO SUCH EFFECT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES ARE PROHIBITED EXCEPT IN COMPLIANCE WITH THE 1933 ACT”.

“此股权证书中的证券尚未按照1933年美国证券法(“1933法案”)或任何州证券法的要求进行登记。为了保障易电行科技有限公司(“公司”)的利益，持有人同意其购买的证券只可以在如下情况被邀约，出售，质押或转让：(a) 与公司之间的交易，(b) 根据有效的1933法案规定的申报登记表，并符合任何适用的当地证券法律和法规下进行的交易，(c) 1933法案第904条规定下符合任何适用的当地证券法律法规的美国境外交易，(d) 符合1933法案第144条规定的登记豁免，并符合任何适用的州证券法的交易, 或者 (e)不需要按照1933法案的要求登记，并符合任何适用的州证券法的交易——前提是在(c)，(d)或(e)所述的情况下，持有人已向公司，公司注册处以及过户代理人交付了符合他们要求的有关公认地位的法律意见书。此外，除非符合1933法案的要求，此股权证书中的证券不可以被用来进行对冲交易。”

3.17. Reliance on Representations and Warranties. Such Purchaser acknowledges that the Company is entitled to rely on the representations and warranties of such Purchaser set forth in this Agreement and will hold the Company harmless for any loss or damage that the Company or such Purchaser may suffer as a result of any such representations are warranties not being true and correct.

3.17. 依赖陈述和保证。上述认购者知悉公司方有权依赖于上述认购者在本协议中作出的陈述与保证，且应使公司方免受任何可能因任何陈述与保证非真实准确而对公司方或上述认购者造成的损失或损害。

3.18 Not a Broker-Dealer. Such Purchaser is neither a registered representative under the Financial Industry Regulatory Authority (“FINRA”), a member of FINRA or associated or Affiliated (as defined below) with any member of FINRA, nor a broker-dealer registered with the SEC under the Exchange Act or engaged in a business that would require it to be so registered, nor is it an Affiliate of a broker-dealer or any Person engaged in a business that would require it to be registered as a broker-dealer. In the event such Purchaser is a member of FINRA, or associated or Affiliated with a member of FINRA, such Purchaser agrees, if requested by FINRA, to sign a lock-up, the form of which shall be satisfactory to FINRA with respect to the Shares. As used herein, “Affiliate” means, with respect to any specified Person: (i) if such Person is an individual, the spouse of that Person and, if deceased or disabled, his heirs, executors, or legal representatives, if applicable, or any trusts for the benefit of such individual or such individual’s spouse and/or lineal descendants, or (ii) another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified. As used in this definition, “control” shall mean the possession, directly or indirectly, of the power to cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or other written instrument. “Person” shall mean an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

3.18 非经纪交易商。该买方既不是金融业监管局（“FINRA”）的注册代表，也不是FINRA的成员或与FINRA的任何成员有关联或附属（定义见下文），也不是根据《交易法》在SEC注册的经纪交易商，也不是从事要求其注册的业务，它也不是经纪交易商的附属公司，也不是任何从事需要注册为经纪交易商的业务的人。如果该买方是FINRA的成员，或与FINRA的成员有关联或附属关系，则该买方同意，如果FINRA要求，签署一份锁定书，该锁定书的格式应符合FINRA对股份的要求。在本协议中，“附属公司”就任何指定人士而言是指：（i）如果该人士是个人，则指该人士的配偶，如果该人士已去世或残疾，则指其继承人、遗嘱执行人或法定代表人（如适用），或为该人士或其配偶和/或直系后裔的利益而设立的任何信托，或（ii）直接，或通过一个或多个中间人间接控制指定人员、由指定人员控制或与指定人员共同控制。在本定义中，“控制”是指直接或间接拥有引导某人管理和政策的权力，无论是通过拥有表决权证券，还是通过合同或其他书面文书。“人”是指个人、实体、公司、合伙企业、协会、有限责任公司、有限责任合伙企业、股份公司、信托或非法人组织。

3.19 Not an Underwriter. Such Purchaser is not an underwriter of the Shares, nor is it an Affiliate of an underwriter of the Shares.

3.19 非承销商。该购买者不是股份的承销商，也不是股份承销商的附属公司。

3.20 No Advice from Company. Such Purchaser acknowledges that he, she or it has received, and fully and carefully reviewed and understands, copies of the SEC filings of the Company, either in hard copy or electronically through the SEC’s EDGAR system at http://www.sec.gov. Such Purchaser also acknowledges that he, she or it has had the opportunity to review this Agreement, the exhibits hereto and the transactions contemplated by this Agreement with such Purchaser’s own legal counsel and investment and tax advisers. Except for any statements or representations of the Company made in this Agreement, such Purchaser is relying solely on such counsel and advisers and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction. Such Purchaser has consulted, to the extent deemed appropriate by such Purchaser, with such Purchaser’s own advisers as to the financial, tax, legal and related matters concerning an investment in the Shares and on that basis believes that investing in the Shares is suitable and appropriate for such Purchaser.

3.20 无公司建议。该购买者承认，其已收到并充分、仔细地审查和理解本公司的美国证券交易委员会备案文件的复印件，无论是硬拷贝还是通过美国证券交易委员会的EDGAR系统电子版，网址为：http://www.sec.gov.。该买方还承认，其有机会与该买方自己的法律顾问、投资和税务顾问审查本协议、本协议附件以及本协议项下预期的交易。除公司在本协议中作出的任何声明或陈述外，该买方仅依赖该等律师和顾问，而非公司或其任何代表或代理人的任何声明或陈述，以获得与本投资有关的法律、税务或投资建议，本协议或任何管辖区的证券法规定的交易。该买方已在其认为适当的范围内，就与股份投资有关的财务、税务、法律和相关事项咨询了该买方自己的顾问，并在此基础上认为投资股份对该买方是合适的。

3.21 Potential Loss of Investment; Risk Factors. Such Purchaser understands that an investment in the Shares is highly speculative which involves a significant degree of risk and the potential loss of such Purchaser’s entire investment. Such Purchaser has considered carefully and understands the risks associated with an investment in the Shares, including those risk factors contained in the Company’s filings with the SEC.

3.21 潜在投资损失；风险因素。该购买者了解，对股份的投资具有高度的投机性，这涉及很大程度的风险以及该购买者全部投资的潜在损失。该购买者已仔细考虑并理解与股份投资相关的风险，包括公司向SEC提交的文件中包含的风险因素。

SECTION 4. Conditions Precedent to Closing.

第4条 交割先决条件

4.1. Conditions Precedent to Closing by the Purchasers. The obligation of the Purchasers to purchase the Shares of the Company is subject to satisfaction of the following conditions precedent at or before the Closing:

4.1 认购方交割的先决条件。 交割方认购公司方标的股份的义务以下列条件在交割之时或之前成就

为先决条件：

(a) The representations and warranties made by the Company in Section 2 hereof shall be true and correct when made, and shall be true and correct at the time of the execution of this Agreement, with the same force and effect as if they had been made at and as of the time of the Closing.

公司方在本协议第2条中作出的陈述与保证在作出之时真实准确，且应于本协议签订之时仍真实准确，与上述陈述与保证在交割之时作出具有同等效力。

(b) The Company shall have duly complied with and performed all covenants and agreements of the Company herein which are required to be complied with and performed at or before the Closing.

公司方应合法遵守并履行公司方应在交割之时或之前遵守或履行的所有承诺与合同。

(c) No legal, administrative or regulatory action, suit or proceeding shall be pending which seeks to restrain or prohibit the transactions contemplated by this Agreement.

任何旨在限制或禁止本协议所述交易的法律、行政或监管行动、诉讼或程序均不得悬而未决。

4.2.  Conditions Precedent to Closing by the Company. The obligation of the Company to sell and deliver the Shares is subject to satisfaction of the following conditions precedent at or before the Closing:

4.2.  公司方交割的先决条件。 公司方出售并交付标的股份的义务以下列条件在交割之时或之前成就

为先决条件：

(a)  The representations and warranties made by the Purchasers in Sections 3 hereof shall be true and correct when made, and shall be true and correct at the time of the execution of this Agreement, with the same force and effect as if they had been made at and as of the time of the Closing.

认购方在本协议第3条中作出的陈述与保证在作出指示真实准确，且应于本协议签订之时仍真实准确，与上述陈述与保证在交割之时作出具有同等效力。

(b)  The Purchasers shall have duly complied with and performed all covenants and agreements of the Purchasers herein which are required to be complied with and performed at or before the Closing.

认购方应合法遵守并履行认购方应在交割之时或之前遵守或履行的所有承诺与合同。

(c) No legal, administrative or regulatory action, suit or proceeding shall be pending which seeks to restrain or prohibit the transactions contemplated by this Agreement.

任何旨在限制或禁止本协议所述交易的法律、行政或监管行动、诉讼或程序均不得悬而未决。

SECTION 5. Market Standstill. The Purchasers hereby agree that, within six(6) months after the Closing, they shall not, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by them at any time during such period. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of ordinary shares of the Purchasers (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

第5条 售股限制。认购方同意，交割后6个月内，他们不得直接或间接出售、发出出售要约、签订出售合同（包括但不限于任何卖空行为）、授予任何认股权或另行转让或处分（受让人同意受相同限制的除外）其所持有的任何公司方证券。为执行前述承诺，在此期间公司方可能会对认购方所持有普通股（以及任何受前述条款约束的其他个人所持有的股票或证券）发出停止转让指令。

SECTION 6. Publicity. The parties agree that this Agreement and the transactions contemplated hereby will remain confidential until the Company files a Form 6-K with the SEC disclosing this Agreement.

第6条 信息公开。 合同各方均同意在公司向美国证券交易委员会提交6-K表格并披露本合同前，本协议与本协议拟议的交易将处于保密状态。

SECTION 7. Survival of Representations, Warranties and Covenants. The covenants, representations and warranties of the parties hereto (including the Purchasers) contained herein, shall survive for a period of three months following the Closing, except for those contained in Section 2.10 and Section 1.4, which shall survive this Agreement until all Shares are resold by the Purchasers. Each party may rely on such covenants, representations and warranties irrespective of any investigation made, or notice or knowledge held by, it or any other person. All statements contained in any certificate or other instrument delivered by a party in connection with the Closing pursuant to this Agreement shall constitute representations and warranties by such party under this Agreement.

第7条 声明、保证与承诺条款的存续 本协议各方（包括认购方）于此订立的声明、保证与承诺自

交割起三个月仍应持续有效，第2.10条和第1.4条中的声明、保证与承诺除外。第2.10条和第1.4条中的声明、保证与承诺将持续有效至所有标的股份被认购者转售。无论该方或任何其他人士是否就其做出调查或掌握有关通知或信息，各方仍可依赖上述保证与声明、保证与承诺。由本协议方根据本合同就交割发出的任何凭证或其它法律文件中的所有内容均应被视为该方在本协议下做出的声明与保证。

SECTION 8. Indemnification. Each party shall severally indemnify, defend and hold harmless the other parties, the Company, their partners, managers, directors, officers, members, shareholders, employees, attorneys, accountants, agents and representatives and their heirs, successors and assigns from and against all liabilities, losses, and damages, together with all reasonable costs and expenses related thereto (including, without limitation, legal and accounting fees and expenses) based upon or arising out of (a) any inaccuracy or breach of any representation and warranty of such party herein, and (b) any breach of any covenant and agreement of such party herein.

第8条 赔偿条款。 本协议各方应各自使其他各方、公司方、其合伙人、经理、董事、高管、成

员、股东、雇员、律师、会计、代理人、代表以及其继承人、继任者和受让人免受基于以下原因或由以下原因：(a) 上述合同方所作的任何陈述与保证的任何不准确之处或违约，以及(b) 上述合同方对任何承诺与合同的违约的所有责任、损失、损害赔偿，以及一切相关成本和费用。

SECTION 9. Notices. All notices and other communications by a party hereto (including a Purchaser) shall be in writing to the other party and shall be deemed to have been duly given when delivered in person or by an overnight courier service, or sent via electronic transmission and verification received, or when posted by the United States or Chinese postal service, registered or certified mail, return receipt requested with postage prepaid, at the address set forth on the applicable signature page hereto to such other addresses as a party may from time to time designate to the other party by written notice thereof, effective only upon actual receipt.

第9条 通知。 本协议的各合同方（包括认购者）应将所有通知以及其他通讯以书面形式向其他合

同方发出，且若通过个人或隔夜快递交付、以电子手段发出并收悉验证、以美国或中国邮政服务预付邮费、要求收信回执的形式以挂号信发出，收件人地址为本协议签字页上所载地址或合同一方可不时以书面通知告知其他合同方的不同地址，则视为通知已有效发出，自实际送达之日生效。

SECTION 10. Entire Agreement; Effect on Prior Documents. This Agreement and the other documents referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior negotiations, commitments, agreements and understandings among them with respect thereto.

第10条 完整协议；对过往文件的效力。 本协议及其中提及或据其交付的其他文件构成合同方之间

有关本协议所拟议交易的完整协议，应取代合同方之间一切有关的过往协商、承诺、合同以及非正式协议。

SECTION 11. Amendments; Waiver. Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge, or termination is sought.

第11条 修订；弃权。 除非本协议另有明确规定，本协议或其任何条款均不得修改、放弃、解除或终止，除非由寻求执行任何此类修改、放弃、解除或终止的一方签署书面文书。

SECTION 12. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement.

第12条 副本。 本协议可签订任意数量的副本，各副本均应视为原文件，且所有上述副本应仅构成

同一合同。

SECTION 13. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

第13条 标题。 本协议中各条款的标题仅作参考，不应视为本协议的一部分。

SECTION 14. Governing Law and Dispute Resolution. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the International Economic and Trade Arbitration Commission in Shanghai, China. Both the arbitration results and awards rendered through the arbitration will be final and binding, and will be enforceable in any court of competent jurisdiction. Each party shall be solely and exclusively responsible for its costs of arbitrating any dispute, with the sole exception of the fee of the arbitrator, the record or transcript of the arbitration, and the cost of the facilities for the arbitration, which shall be borne equally by both Parties.

第14条 适用法律和争议解决。 本协议应受纽约州实体法管辖、解释并强制执行，且不适用纽约州

的冲突规范。所有由本协议（或对被协议的违反）产生或与本协议（或本协议的违反）相关的争议或诉称须通过位于中国上海的国际经济贸易仲裁委员会仲裁解决。仲裁产生的结果和裁决皆具有最终性和约束力，且可在任何有管辖权的法院执行。双方将各自承担其仲裁相关花费，仲裁员费用、仲裁记录和仲裁设施费用除外，上述费用由双方平摊。

SECTION 15. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

第15条 可分割性。 本协议中被任何法域的法律所禁止或不可强制执行的任何条款应在该法域内仅

就其被该法域的法律禁止或禁止强制执行的部分无效，而不影响本协议中其他条款的有效性，且任何法域的法律对本协议中条款的禁止或禁止强制执行不导致该条款在任何其他法域中无效或不可强制执行。

SECTION 16. Third Party Beneficiary. The parties hereto acknowledge and agree that the Company shall be a third party beneficiary with respect to the representations and warranties of the parties set forth herein and shall be entitled to indemnification from and against all liabilities, losses, and damages, together with all reasonable costs and expenses related thereto (including, without limitation, legal and accounting fees and expenses) based upon or arising out of (a) any inaccuracy or breach of any representation and warranty of such party herein, and (b) any breach of any covenant and agreement of such party herein.

第16条 第三方受益人。 本协议各方确知并认可公司方应为本协议中各方所作陈述与保证的第三方

受益人，且应有权免受一切基于或产生于(a) 上述合同方所作的任何陈述与保证的任何不准确之处或违约，以及(b) 上述合同方对任何承诺与合同的违约的责任、损失、损害赔偿，以及一切有关的费用与支出（包括但不限于法律以及审计费用与支出），且公司方有权因上述事项要求补偿。

SECTION 17. Conflicts. In the event of any conflict, inconsistency or incongruity between the English and Chinese versions of this Agreement, the English language version shall prevail.

第17条 冲突。 若本协议的英文版本与中文版本有任何冲突、不一致或不协调之处，应以英文版本

为准。

 SECTION 18. Assignment; Successors. Each Purchaser agrees not to transfer or assign this Agreement or any of such Purchaser’s interest herein and further agrees that the transfer or assignment of the Purchaser’s Shares acquired pursuant hereto shall be made only in accordance with all applicable laws. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.

第18条 分配；继任者。各买方同意不转让或让与本协议或任何此类买方的权益，并进一步同意，根据本协议获得的买方股份的转让或让与仅应根据所有适用法律进行。本协议对双方及其各自的继承人、法定代表人、继承人和许可受让人具有约束力，并符合其利益。

(Signature Pages Follow)

（以下为签字页）

COMPANY SIGNATURE PAGE

to Securities Purchase Agreement

股份认购协议公司方签字页

IN WITNESS WHEREOF, the undersigned has executed and delivered this Securities Purchase Agreement as of the date set forth below.

特此证明：以下签字方已于本页所载日期签订并交付本股份认购协议。

EZGO Technologies Ltd (the “Company”)

By:

/s/ Jianhui Ye
Name: Jianhui Ye
Title: CEO
Dated: July 21, 2022

PURCHASER SIGNATURE PAGE

认购者签字页

IN WITNESS WHEREOF, the undersigned Purchaser has executed and delivered this Securities Purchase Agreement as of the date set forth below.

特此证明：以下签字方已于本页所载日期签订并交付本股份认购协议。

 Name of Purchaser 认购者姓名: ________________________

Authorized Signature 签字:_________________________

Amount of Purchase Price 认购价数目：US$_________________________

Number of Shares to Be Acquired认购股份数目: _________________________

Address of Purchaser 认购者地址:

____________________________________________________________________

Email, telephone number and fax number of Purchaser认购者电邮，电话及传真号:

____________________________________________________________________

Exact Name in which Shares will be registered 股票登记名称: _________________________

Dated日期: _______________, 2022

Exhibit A

INVESTOR SUITABILITY QUESTIONNAIRE

FOR NON-U.S. INVESTORS AS DEFINED IN RULE 902 OF REGULATION S

CONFIDENTIAL

EZGO Technologies Ltd. (the “Company”) will use the responses to this questionnaire to qualify prospective investors for purposes of United States federal and state securities laws. Please complete, sign, date and return one copy of this questionnaire to the Company as soon as possible, via mail or facsimile, to:

EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

Name:  ________________________________________________________________________

(EXACT NAME AS IT SHOULD APPEAR ON SECURITIES)

1.	Please indicate the country in which you maintain your principal residence and how long you have maintained your principal residence in that country.

Country:   _______________________________________________________________________

Duration of Residence: ______________________________________________________________________

Address:   _______________________________________________________________________

Email Address:  _______________________________________________________________________

I. INDIVIDUAL INVESTORS:

(Investors other than individuals should turn to Part II)

INITIAL EACH BOX TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Foreign Citizenship.

1.	______ ________ True False	You are a citizen of a country other than the United States.

2.	_________________	If the answer to the preceding question is true, specify the country of which you are a citizen.

Verification of Status as a Non-“U.S. Person” under Regulation S.

3.	______ ________ True False	You are a natural person resident in the United States.

PLEASE PROVIDE COPIES OF THE IDENFICATION DOCUMENTS ISSUED BY THE COUNTRY OF WHICH YOU ARE A CITIZEN.

PLEASE TURN TO PART III AND SIGN AND DATE THIS QUESTIONNAIRE

II. NON-INDIVIDUAL INVESTORS:*

(Please answer Part II only if the purchase is proposed to be undertaken by a corporation, partnership, trust or other entity)

☐	If the investment will be made by more than one affiliated entity, please complete a copy of this questionnaire for EACH entity.

☐	PLEASE PROVIDE COPIES OF THE FORMATION DOCUMENTS ISSUED BY THE COUNTRY IN WHICH YOU WERE FORMED.

INITIAL EACH BOX TRUE OR FALSE

Disclosure of Foreign Ownership.

1.	________ ________ True False	You are an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States (a "Foreign Entity").

2.	________ ________ True False	You are a corporation of which, in the aggregate, more than one-fourth of the capital stock is owned of record or voted by Foreign Citizens, Foreign Entities, Foreign Corporations (as defined below) or Foreign partnerships (as defined below) (a "Foreign Corporation").

3.	________ ________ True False	You are a general or limited partnership of which any general or limited partner is a Foreign Citizen, Foreign Entity, Foreign Government, Foreign Corporation or Foreign Partnership (as defined below) (a "Foreign Partnership").

4.	________ ________ True False	You are a representative of, or entity controlled by, any of the entities listed in items 1 through 3 above.

Verification of Status as a Non-“U.S. Person” under Regulation S.

1.	________ ________ True False	You are a partnership or corporation organized or incorporated under the laws of the United States.

2.	________ ________ True False

You are an estate of which any executor or administrator is a U.S. Person. If the preceding sentence is true, but the executor or administrator who is a U.S. Person is a professional fiduciary and (i) there is another executor or administrator who is a non-U.S. Person who has shared or sole investment discretion with respect to the assets of the estate; and (ii) the estate is governed by foreign law, you may answer “False.”

3.	________ ________ True False

You are a trust of which any trustee is a U.S. Person. If the preceding sentence is true, but the trustee who is a U.S. Person is a professional fiduciary and (i) there is another trustee who is a non-U.S. Person who has shared or sole investment discretion with respect to the trust assets; and (ii) no beneficiary of the trust is a U.S. Person, you may answer “False.”

4.	________ ________ True False	You are an agency or branch of a foreign entity located in the United States.

5.	________ ________ True False	You are a non-discretionary or similar account (other than an estate or trust) held by a dealer or fiduciary for the benefit or account of a U.S. Person.

6.	________ ________ True False

You are a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized or incorporated, or (if an individual) resident in the United States. If the preceding sentence is true, but such account is held by a dealer or other professional fiduciary organized or incorporated, or resident in the United States for the benefit or account of a non-U.S. Person, you may answer “False.”

7.	________ ________ True False

You are a partnership or corporation that was organized under the laws of any foreign jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act not organized or incorporated. If the preceding sentence is true, but you were organized or incorporated and are owned by accredited investors (as defined in rule 501(a) of Regulation D) who are not natural persons, estates or trusts, you may answer “False.”

8.	________ ________ True False	You are an employee benefit plan established and administered in accordance with the law and customary practices and documentation of a country other than the United States.

9.	________ ________ True False

You are an agency or branch of a U.S. Person located outside the United States that is (i) operated for valid business reasons; (ii) engaged in the business of insurance or banking; and (iii) subject to substantive insurance or banking regulation, respectively, where located.

10.	________ ________ True False	You are the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, or one of their agencies, affiliates or pension plans.

III. SIGNATURE

You agree that the Company may disclose this questionnaire to such parties as the Company deems appropriate to establish the availability of exemptions from registration under federal and state securities laws. You represent that the information furnished in this questionnaire is true, complete and correct and you acknowledge that the Company and its counsel are relying on the truth and accuracy of such information to comply with federal and state securities laws. You agree to notify the Company promptly of any changes in the foregoing information that may occur prior to the investment.

FOR ENTITIES:

Name of Entity

(Signature)

Name of Signing Party

Title of Signing Party